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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             -----------------------

                             SCHEDULE 14D-9/A NO. 7
                                (AMENDMENT NO. 7)

                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
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                           DEKALB GENETICS CORPORATION
                            (NAME OF SUBJECT COMPANY)


                           DEKALB GENETICS CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)
                             -----------------------

                     CLASS A COMMON STOCK, WITHOUT PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   244878 10 4
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                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                     CLASS B COMMON STOCK, WITHOUT PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   244878 20 3
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                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                            JOHN H. WITMER, JR., ESQ.
                    SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                               3100 SYCAMORE ROAD
                             DEKALB, ILLINOIS 60015
                                 (815) 758-3461
       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
     NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                   COPIES TO:

                                 JAMES G. ARCHER
                                 SIDLEY & AUSTIN
                                875 THIRD AVENUE
                               NEW YORK, NY 10022
                                 (212) 906-2000

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         This Amendment No. 7 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9, as amended, filed with the Securities and Exchange Commission (the "Commission") on May 15, 1998 (the "Schedule 14D-9") by DEKALB Genetics Corporation, a Delaware corporation (the "Company"), relating to a tender offer by Corn Acquisition Corporation (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Monsanto Company, a Delaware corporation ("Parent"), to purchase all outstanding shares of (i) Class A Common Stock, without par value (the "Class A Shares"), and (ii) Class B Common Stock, without par value (the "Class B Shares" and, together with the Class A Shares, the "Shares"), of the Company, at a purchase price of $100.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 15, 1998 and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2), respectively, to the Tender Offer Statement on Schedule 14D-1 filed by the Purchaser. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.


ITEM 2.   TENDER OFFER AND BIDDER.

         On November 30, 1998, the Purchaser consummated the Offer by accepting for payment 5,410,481 Class A Shares and 14,570,941 Class B Shares, subject in the case of 312 Class A Shares and 2,559,693 Class B Shares tendered pursuant to notices of guaranteed delivery to the physical receipt of certificates therefor. Such Shares accepted for payment constituted all of the Shares that were validly tendered and not withdrawn prior to the expiration of the Offer at 5:00 p.m. (Eastern Standard Time) on November 30, 1998. In addition, prior to the consummation of the Offer, Parent owned 485,442 Class A Shares and 13,321,436 Class B Shares. At the close of business on November 30, 1998, Parent and its affiliates owned more than ninety percent of the then outstanding Class A Shares and more than ninety percent of the then outstanding Class B Shares.



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  DEKALB GENETICS CORPORATION


                                  By:           BRUCE P. BICKNER
                                         -----------------------------
                                                Bruce P. Bickner
                                            Chairman of the Board and
                                             Chief Executive Officer


Dated: December 1, 1998



















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